

September 25, 2013

Via E-mail
Kevin Bentley
Chief Executive Officer
UMED Holdings, Inc.
6628 Bryant Irvin Road, Suite 250
Fort Worth, TX 76132

      Re: **UMED Holdings, Inc.**
             Form 10
             Filed August 29, 2013
             File No. 0-55030

Dear Mr. Bentley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10 Filed August 29, 2013

General

1. Please refer to General Instruction C to Form 10. Your filing includes a number of incomplete or inconsistent disclosures, and in some cases, you also fail to provide disclosure "as of a date reasonably close to the date of filing," as General Instruction C(b) requires. Examples include the following:

   - At page 2, you state that you "continue[] to work with computer models to make the technology more efficient" and at page 7 you state that (via Greenway) you are "currently using outside consultants to perform the engineering and design work on the GTL Unit," but at page F-8 you state that you "did not incur any research and development expenses from March 31, 2002 (date of inception) through June 30, 2013";

- With regard to the GTL technology, please reconcile the $573,000 write-off cited at page F-21 with the write-off of $473,000 cited at page F-34, and if the GTL technology will in fact require "years" more of research as you suggest at page F-34, revise the business and plan of operation disclosure accordingly;

- Regarding the current status of your operations and liquidity, please compare your statement that you have not "developed a full plan or budget," page 4, with your incomplete assertion that your "current and future plans enable it to continue as a going concern for the next twelve months," pages 8 and 14;

- It is unclear to which "plans" in particular you refer, so please explain how such plans will enable you to continue as a going concern, making clear your actual liquidity in that context, clarifying with a view toward disclosure the "process" by which you are "securing funding to build the GTL units, begin the mining operations," etc. (page 2);

- You provide different entries for the par value for your preferred stock at page 25 and elsewhere; and

- Revise the disclosure at page 24 to provide additional details regarding the identity of the purchasers or recipients of your securities if they were directors or officers, as well as supplying the information Item 701(d) of Regulation S-K requires.

Explanatory Note, page 1

2.   Note that the registration statement becomes effective by operation of law sixty days after it was initially filed. Please revise to eliminate the suggestion that it will be "deemed effective."

Business, page 2

Gas To Liquid (GTL) Units, page 3

3.   We note your assertion that "smaller, stranded, or otherwise inaccessible natural gas fields in the U.S. and Canada" are "estimated at nearly 50% of all gas reserves." If you retain them, please provide us with substantiation from independent, third-party sources for this assertion and for the claim that your product (presumably not ready for a number of years, see comment 1 of this letter) would at the time it is "operational" be "the only producing portable GTLF system in the world." If you provide third-party reports, specify precisely where to find the particular data, and highlight the appropriate portions of the report(s). If you are unable to provide support for an assertion, please eliminate it.

4.   Similarly, if you retain them, provide substantiation for each of the following statements:

- in the prior subsection on page 3, that the herbal tea has "been credited to help maintain balance for diabetes for some people," and disclose whether the FDA has considered your claims in that regard;
- that "the potential recovery value of the metals located on [the land where you have mining claims] is significant" (page 12); and
- that the tool which you are developing will among other things "[ensure] increased efficiency by significantly decreasing rig down-time due to mechanical breakdowns" (page 12).

Mamaki Tea Operations, page 5

5.   If you retain the claim, explain to us the basis for your statement that the Wood Valley Plantation is the "only commercial operating Mamaki tea plantation in the world." Also clarify for us who supplies all the other merchants on the world-wide web that appear to sell Mamaki tea.

Risk Factors, page 7

Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 8

6.   We note your statement that "the Company has incurred deficit accumulated of approximately $3.1 million as of December 31, 2012." Please provide updated disclosures throughout your filing with the accumulated deficit as of June 30, 2013. For example, provide corrected and current disclosure to replace the reference to the "$601,077" deficit to which you refer in the last paragraph on page 14.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act, page 10

7.   We note your disclosure regarding the existence of material weaknesses in your internal control over financial reporting. Please enhance your disclosure by explaining the nature of the material weaknesses, and also discuss what steps, if any, you have taken or plan to take to address such weaknesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

8.   Based on the disclosures you provide, it appears that you have experienced significant fluctuations in revenues from period-to-period. Discuss the extent to which your business is seasonal, and discuss the reasons for the fluctuations over the periods presented. See Item 303(a)(3)(ii) of Regulation S-K. See also Item 101(c)(1)(v) of Regulation S-K.

9.   We note the following statements:

- Under the subheading "Energy Interest," "[t]he Company is currently seeking funding of $20,000,000 to build the initial (1,250 BPD) GTL unit near an existing pipeline."
- Under the subheading "Mining Interest," "[t]he Company is currently seeking funding of $2,000,000 to begin certified assaying, development of a mining plan and the exploration/mining process."
- Under the heading "Mamaki Tea Farm," [t]he Company is currently seeking funding of $5,000,000 for operations, marketing and additional acreage."

Please provide additional detail as to your particular plans for each of these items, specifying the components in each case to the extent known. Also, clarify your reference to building the GTL unit near a pipeline, insofar as it appears from other disclosure that it is intended to be a mobile unit.

Notes to Interim Consolidated Financial Statements

General

10.   Please note that comments on your interim financial statements should also be applied to your annual financial statements, and vice versa, wherever applicable.

11.   We note that certain interim financial statements footnotes reference other footnotes that do not appear to be included within your financial statements. Please review your interim financial statement footnotes and revise, as necessary.

Note 2 – Basis of Presentation and Going Concern Uncertainties, page F-4

12.   Please revise to include an affirmative statement that your interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Note 3 – Significant Accounting Policies, page F-5

Impact of New Accounting Standards, page F-9

13.   With regard to accounting standards already adopted by June 30, 2013, revise your disclosure to indicate whether adoption had a material impact, not whether adoption was expected to have a material impact. We also note that disclosure for standards that were adopted by December 31, 2012 is no longer required to be included in subsequent interim financial statements. Additionally, please confirm that you have considered accounting

standards that will be adopted in the future as none are disclosed. Refer to SAB Topic 11M.

Annual Financial Statements

Consolidated Statements of Operation, page F-19

14.   It does not appear that "gross profit" includes any depreciation or amortization expense. Please revise your financial statements to provide disclosure consistent with the guidance per SAB Topic 11B.

Note 1 – Summary of Significant Accounting Policies, page F-22

15.   Please revise to explain how you considered the reporting requirements regarding the disclosure of operating segments pursuant to FASB ASC 280-10-50.

16.   We note that you have provided disclosure regarding recent acquisitions. Please tell us how you considered the disclosure requirements pursuant to Rule 8-04 of Regulation S-X. For example, please tell us how you evaluated the need to present historical financial statements (i.e., for periods prior to your acquisition) for Mamaki Tea & Extract of Hawaii, Inc.

Impact of New Accounting Standards, page F-26

17.   With regard to accounting standards already adopted by December 31, 2012, revise your disclosure to indicate whether adoption had a material impact, not whether adoption was expected to have a material impact. Additionally, please confirm that you have considered accounting standards that were adopted during 2012 and 2011, as we note that none are disclosed. Refer to SAB Topic 11M.

Note 5 – Acquisitions, page F-28

18.   Please expand your disclosure to include the information required by FASB ASC 805-10-50 for each acquisition accounted for as a business combination. For example, it does not appear that you have disclosed the amounts recognized for each acquisition and the line item in the financial statements in which each amount is recognized as required by FASB ASC 805-10-50-2(e)(3).

Note 7 – Investments, page F-29

19.   We note your chart here lists investments totaling $306,000 and $290,000 for 2012 and 2011, respectively, while Investments presented on your balance sheet total $206,000 and $190,000. Please revise, as appropriate, for consistency. Additionally, pursuant to FASB ASC 805-20-55-37, please note that mineral rights should be classified as tangible assets.

Finally, majority-owned subsidiaries should generally be consolidated and not be characterized as investments. Please tell us how you considered the guidance per FASB ASC 810-10 in this regard.

Exhibits

20.   We note that certain of your exhibits, such as Exhibits 3.5, 10.15 and 10.19, appear to have been filed in a format other than searchable text. Please amend the Form 10 to re-file these exhibits in a searchable text format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "Edgar Filing," Version 21 (October 2012) and Item 301 of Regulation S-T.

21.   Please be sure to provide the final version of each of the agreements that you file. In that regard, we note that not all parties appear to have signed the version of the promissory note you filed as exhibit 10.15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director